Exhibit (a)(1)(C)

[HCI Letterhead]

March 19, 2009

Dear [Employee],

I am pleased to announce the commencement of the Hughes Communications, Inc. (the “Company”) Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Exchange Offer”), which will give you the opportunity to elect to exchange certain stock options granted on April 24, 2008 under our 2006 Equity and Incentive Plan for replacement stock options with a new vesting schedule and an extended expiration date, representing the right to purchase shares at a lower per share exercise price.

The Exchange Offer is currently scheduled to commence today, March 19, 2009, and is scheduled to close at 8:00 a.m. Eastern Time on April 16, 2009, unless we decide to extend the Exchange Offer.

Enclosed with this mailing are:

(1) an Offer to Exchange, which contains detailed information about the Exchange Offer, including a question and answer section which may answer many of your questions about the Exchange Offer;

(2) a “Program Highlights” document containing an outline of the key terms of the Exchange Offer (see the Offer to Exchange for full details); and

(3) an individualized Election Form, which contains information about your specific stock options that are eligible for exchange in the Exchange Offer.

Your choice must be a personal one, based on your assumptions about a number of factors, including the performance of publicly traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the Exchange Offer materials carefully and consult with your personal financial, legal, and tax advisors before deciding whether or not to participate.

Any questions regarding the Exchange Offer may be directed by email to OptionExchange@Hughes.com, by calling Sandi Kerentoff at (301) 428-5810 or by calling Michelle Pearre at (301) 428-1648. As always, thank you for your continued hard work and dedication.

Pradman P. Kaul

Chief Executive Officer and President

Hughes Communications, Inc.

If you elect to participate in the Exchange Offer, you must properly complete and sign the attached Election Form and return it no later than Thursday, April 16, 2009 at 8:00 a.m. Eastern Time (or such later date and time to which the Company extends the Exchange Offer).

Where You Can Find Additional Information.

The Company has commenced the Exchange Offer to which this communication pertains. Eligible employees are strongly advised to read the Offer to Exchange filed on Schedule TO and the documents related to the Exchange Offer filed with the Securities and Exchange Commission because they contain important information prior to making a decision whether to participate in the Exchange Offer. These written materials and other related documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible employees may obtain, free of charge, a written copy of the Offer to Exchange and other materials related to the Exchange Offer by sending an e-mail to OptionExchange@Hughes.com or calling Sandi Kerentoff at (301) 428-5810.